Filed Pursuant to Rule 433

Dated November 29, 2007

Reg. Statement: No. 333-130117

PRICING TERM SHEET

General Electric Company

5.250% Notes due 2017

Issuer:	General Electric Company (the “Issuer”)

Principal Amount:	$4,000,000,000

Security Ratings:*	Aaa (Moody’s) / AAA (Standard & Poor’s)

Pricing Date:	November 29, 2007

Settlement Date:	December 6, 2007 (T+5)

Maturity Date:	December 6, 2017

Coupon:	5.250%

Benchmark:	UST 4.250% due November 15, 2017

Benchmark Yield:	3.955%

Re-offer Spread:	Benchmark + 140 bps

Re-offer Yield:	5.355%

Interest Payment Dates:	June 6 and December 6

First Interest Payment Date:	June 6, 2008

Day Count:	30/360

Price to Public (Issue Price):	99.195%

Underwriting Discount:	0.30%

Proceeds (before expenses) to Issuer:	$3,955,800,000

Redemption Price:	Not Redeemable

Ranking:	Equal with Issuer’s other unsecured debt securities that are not subordinated obligations

CUSIP:	369604 BC6

ISIN:	US369604BC61

Joint Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated

Co-Managers:	CastleOak Securities, L.P.
Robert Van Securities, Inc.
Utendahl Capital Partners, L.P.
The Williams Capital Group, L.P.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or the underwriters participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Lehman Brothers Inc. toll-free at 1-888-603-5847, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Investor Communications of the Issuer at 1-203-357-3950.